Exhibit 1.01

Conflict Minerals Report of POSCO

•	Responsible Minerals Policy

POSCO is committed to actively participating in international efforts to purchase minerals responsibly and fulfill its social responsibility to protect human right such as child labor, funding the conflict groups and environment in Conflict Affected and High Risk Area (“CAHRA”).

To ensure the management of responsible minerals, POSCO has established the systematic policy and operated the standard operating procedures in accordance with the Due Diligence Guidance suggested by the OECD in 2020.

In addition, POSCO has joined the Responsible Minerals Initiative (“RMI”) to focus on ethically responsible minerals procurement and strengthen supply chain management.

Regarding these procedures, POSCO is providing education for executives, employees and the suppliers to raise awareness of responsible minerals policy and assist them.

POSCO uses the Conflicting Minerals Reporting Template (“CMRT”) form provided by the RMI Association and conduct the Supplier Questionnaire Survey to identify red flag and mitigate the risk by operating response mechanism in supply chain for tin, tungsten, tantalum, gold and cobalt.

POSCO also operates a grievance procedure to hear various opinions from stakeholders.

When signing a contract or registering a new supplier, we encourage a supplier to conduct due diligence by third-party organizations under the Responsible Minerals Assessment Program (“RMAP”) for smelters in the supply chain. To establish strong internal management system for POSCO itself, POSCO selected the Key Performance Indicator (“KPI”) for each department to check performance and improvement progress. As a result of such efforts, POSCO does not purchase conflict minerals from CAHRA. POSCO purchases cobalt only from certified smelters by RMI.

Also, in order to expand our responsible minerals sourcing policy to every level of supply chain, we require all suppliers to follow our responsible minerals policy and to perform the following tasks as the supplier code of conduct.

[Supplier Code of Conduct]

Supplier should establish responsible minerals management policy and report on improvements to ensure that raw materials delivered to POSCO do not include minerals from the uncertified smelters or Artisanal Small Scale (“ASM”) mining in CAHRA.

Supplier has to identify and collect the mining/smelter information, origin, location and comply with our responsible minerals policy when signing a contract with POSCO.

Supplier should prepare and submit a report on the use of responsible minerals at POSCO’s request in a timely manner, and participate in disseminating the responsible minerals policy to the top suppliers so that all of our supply chains can take the lead in resolving social issues.

POSCO restricts transactions with suppliers who have been engaged in socially condemnable behaviors or do not take appropriate action for responsible minerals. For those suppliers, stringent disciplinary measures are taken including bidding restrictions and banning from doing business with POSCO. POSCO also undertakes the process of evaluation to all the suppliers in supplier relationship management system.

[Conflict(Responsible) Minerals related to POSCO]

On a consolidated basis, POSCO purchases tin (1,000 tons per year), tungsten (240 tons per year) and cobalt (15,000 tons per year) to prevent corrosion and to adjust ingredients for Electrical Galvanized Steel, Stainless steel product, and EV batteries.

[Conflict Affected and High Risk Area]

POSCO has made CAHRA designation methodology in refer to OECD and European Conflict Minerals regulation. Conflict Affected and High Risk Area are identified by the presence of armed conflict, widespread violence or other risks of harm to people (Child Labor, Human Right Violation).

•	Africa : 111 regions in 14 countries including DR Congo, Central Africa and Burkina Faso

•	Asia : 11 regions in 4 countries including India and Pakistan

•	Middle East : 77 regions in 3 countries including Afghanistan and Libya

•	South America : 11 regions in 3 countries including Colombia and Mexico

•	Other : 1 region in Ukraine

• The Process of Responsible Minerals (5 Steps)

•	Step 1. Establishment of Responsible Minerals Policy

[KPI Operation]

In 2021, the key indicators related to responsible minerals have been set as KPIs for executives, group leaders and departments of the Purchasing and Investment Division.

(Internal/External KPI : RMAP certification rate of responsible minerals, employee education session of responsible minerals, 25 improvement tasks completed)

[Employee Education Session]

In order to raise awareness of related employees, POSCO has trained its employees by e-learning on ESG supply chain management in 2020. In addition, the buyer visits suppliers in-site regularly to provide direct training on the company’s responsible mineral issues, international trends and policy implementation directions.

[Organization of Responsible Minerals]

The POSCO’s responsible minerals management system is managed by the Purchasing and Investment Division under the Company’s Steel Business Unit and the “Group Responsible Mineral TF” is operated with ESG Management Group, Legal Affairs office, Investment Planning Group and subsidiary company such as POSCO International Corporation and POSCO Chemical Co., Ltd.

[Reinforcement of new supplier registration standards]

We have strengthened the registration standards for new suppliers. When registering as a supplier, supplier has to submit a signature that complies with our responsible minerals policy so that suppliers can participate in responsible minerals in CAHRA and add a clause that requires third-party inspections and RMAP certified smelters.

•	Step 2. Supply Chain Information Collection/Evaluation

[Information on Supply Chain]

We collect information by conducting the Questionnaire Survey Template for suppliers and smelters. Additionally, we use CMRT and CRT, which are provided by the RMI (origin, mine/smelter location, logistics flow, risk presence in Supply Chain, supplier’s responsible mineral policy, etc.) to verify compliance with self-collected information. After conducting a survey of tier 1 suppliers, tier 1 suppliers require additional delivery to tier 2 suppliers and tier 2 suppliers continue to expand survey to smelters and mines at the previous stage to collect information.

Some of tier 2 suppliers have low rates of survey response, but POSCO tries to increase their response rates through training activities and conducting due diligence.

[The Grievance Mechanism]

The grievance process has been newly established to hear the opinions of suppliers at all times. We have established a procedure to receive and officially resolve the contents of grievances directly to all stakeholders in the supply chain.

[Risk Assessment]

Based on our CAHRA criteria, we are using the collected information to determine whether the minerals origin or transportation route is associated with CAHRA. We evaluate various factors such as supplier Survey response rate, intentional unverified information given and lack of awareness of responsible minerals and determine level of supplier status.

•	Step 3-4. Risk Identification and Mitigation / Due Diligence

[Risk Mechanism]

Based on the identified risk level of red flag, we are implementing response mechanisms such as strengthening training, direct visit in-site and conducting due diligence. We are continuously updating and utilizing the checklist for due diligence.

If repeated problems are occurred and improvements are not made by high-risk suppliers, POSCO implements the due diligence of independent third-party institutions. POSCO may stop business with supplier intentionally providing untrue information or having no improvement effort.

•	Step 5. Transparent Report (Communication)

POSCO has published ‘Responsible Minerals Special Report’ to strengthen communication with stakeholder from 2020. In addition, POSCO discloses various ESG activities through The ‘Corporate Citizenship Report’ and Website. POSCO will publish various reports in accordance with the principle of transparent disclosure and the standards endorsed by the international community.

https://www.posco.co.kr/homepage/docs/eng6/jsp/irinfo/irdata/s91b6000030l.jsp

*	We also provide cobalt-related information with the web address below :

https://www.posco.co.kr/homepage/docs/eng6/jsp/irinfo/irdata/s91b6000042l.jsp

Annex 1. Education Sessions : Number of Participants (Separate Basis)

			(persons)

	2019	2020	2021(F)
POSCO	18	2,000	4,000

Annex 2. Responsible Minerals Task Force

Annex 3. Smelters of Conflict Minerals (Separate Basis)

	2019	2020	2021(F)
Tin	12	2	2
Tungsten	1	3	3
Total	13	5	5

Annex 4. Certified Smelters of Conflict Minerals (Separate Basis)

	2019	2020	2021(F)
Certified	13	5	5
Uncertified	—	—	—

Annex 5. The List of Certified Smelters (Separate Basis)

No	Metal	ID	Smelter Name	Country
1	Tin	CID001477	PT Timah Tbk Kundur	Indonesia Kundur
2	Tin	CID001482	PT Timah Tbk Mentok	Indonesia Mentok
3	Tungsten	CID002843	Woltech Korea	Korean Ulsan
4	Tungsten	CID002315	Ganzhou Jiangwu Ferrotungsten Co., Ltd	China Ganzhou
5	Tungsten	CID002724	Unecha Refractory Mentals Plant	Russia Unecha